SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                            FORM 11-K



(Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended December 31, 1995

                                OR

[    ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the Transition period from ________ to ________



                   Commission file number 0-994


                  NORTHWEST NATURAL GAS COMPANY
                    RETIREMENT K  SAVINGS PLAN
                   ----------------------------
                       (Full Title of Plan)



                  NORTHWEST NATURAL GAS COMPANY
                     220 N. W. Second Avenue
                     Portland, Oregon  97209
      ------------------------------------------------------
      (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 4.  FINANCIAL STATEMENTS
                                                                      Page
                                                                      ----
   Financial Statements

       Independent Auditors' Report                                     5

       Statements of Net Assets Available for Benefits,
        December 31, 1995 and 1994                                      6

       Statements of Changes in Net Assets Available
        for Benefits, Years Ended December 31,
        1995 and 1994                                                   7

       Notes to Financial Statements, Years Ended
        December 31, 1995 and 1994                                      8

       Supplemental Schedules, Year Ended December 31,
        1995                                                           14


       All other schedules have been omitted because the information required is included in the financial statements or the notes thereto or the requirements for submission of the schedules are not present.


EXHIBIT

    23    Independent Auditors' Consent



NORTHWEST NATURAL GAS
COMPANY RETIREMENT K
SAVINGS PLAN
Financial Statements as of and for the Years Ended
December 31, 1995 and 1994, Supplemental Schedules as of and for the Year Ended December 31, 1995, and Independent Auditors' Report




NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

TABLE OF CONTENTS
- ------------------------------------------------------------------------
                                                                   Page
                                                                   ----

INDEPENDENT AUDITORS' REPORT                                         5

FINANCIAL STATEMENTS FOR THE YEARS ENDED
 DECEMBER 31, 1995 AND 1994:

     Statements of Net Assets Available for Benefits                 6

     Statements of Changes in Net Assets Available for
      Benefits                                                       7

     Notes to Financial Statements                                8-13

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
 DECEMBER 31, 1995:

     Item 27a - Schedule of Assets Held for Investment
      Purposes                                                      14

     Item 27d - Schedule of Reportable Transactions
      - Series                                                      15

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.



DELOITTE & TOUCHE LLP
- ---------------------------------------------------------------------
          Suite 3900                    Telephone: (503) 222-1341
          111 SW Fifth Avenue           Facsimile: (503) 224-2172
          Portland, OR 97204-3698

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Northwest Natural Gas Company
 Retirement K Savings Plan

We have audited the accompanying financial statements of the Northwest Natural Gas Company Retirement K Savings Plan as of December 31, 1995 and 1994 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

May 2, 1996


NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------
                                                    1995           1994
                                                    ----           ----
INVESTMENTS - At fair value:
   Columbia Trust Company Collective
    Investment Plan and Trust:
       Cash Investment Fund                      $    12,073  $    15,181
       Fixed Income Investment Fund                  361,266      213,612
       Balanced Investment Fund                    9,686,823    7,233,891
       Bank and Government Investment
        Fund                                       3,195,003    3,289,129
       Common Stock Investment Fund               12,694,321    8,658,766
   Columbia Special Fund                           3,861,067    2,228,874
   Northwest Natural Gas Company
    Common Stock                                   7,448,721    5,900,339
   Participant Loans                                 327,285      351,102
                                                 -----------  -----------
           Total investments                      37,586,559   27,890,894

CONTRIBUTIONS RECEIVABLE                                   -       16,888
                                                 -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                $37,586,559  $27,907,782
                                                 ===========  ===========

See notes to financial statements.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- -------------------------------------------------------------------------
                                                    1995          1994
                                                    ----          ----
ADDITIONS:
   Investment income                            $   834,341  $   481,610
   Net appreciation (depreciation)
    in fair value of investments
    (Note 7)                                      6,111,016     (721,436)
                                                -----------  -----------

       Net investment income (loss)               6,945,357     (239,826)
                                                -----------  -----------
CONTRIBUTIONS:
   Elective and rollovers (Note 8)                3,816,257    3,507,841
   Employer (Note 8)                                755,684      601,340
                                                -----------  -----------
       Total contributions                        4,571,941    4,109,181
                                                -----------  -----------

       Total additions                           11,517,298    3,869,355
                                                -----------  -----------
DEDUCTIONS:
   Withdrawals (Note 8)                          (1,643,540)    (902,249)
   Trustee fees and expenses                       (194,981)    (159,736)
                                                -----------  -----------
       Total deductions                          (1,838,521)  (1,061,985)
                                                -----------  -----------
NET INCREASE IN NET ASSETS AVAIABLE
 FOR BENEFITS                                     9,678,777    2,807,370

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                               27,907,782   25,100,412
                                                -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                    $37,586,559  $27,907,782
                                                ===========  ===========

See notes to financial statements.


NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- ----------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL - Northwest Natural Gas Company (the "Company") formerly had two employee savings plans. The Bargaining Unit Employee Savings Plan ("Bargaining Unit Plan") was established on January 1, 1988 as a trusteed, salary deferral plan for all employees of the Company who were covered by a collective bargaining agreement. The Northwest Natural Gas Company Employee Savings Plan ("Non-Bargaining Unit Plan"), adopted effective January 1, 1985, covered the remainder of employees. Effective December 31, 1991, the Bargaining Unit Plan and Non-Bargaining Unit Plan were merged into one plan and the plan name was changed to the Retirement K Savings Plan. Eligible employees may begin participation after three months of service with the Company. At December 31, 1995, the Plan had 1,181 participants of which 1,027 were active.

     CONTRIBUTIONS AND WITHDRAWALS - Under the Plan, participants may elect to contribute, subject to Internal Revenue Code limitations, up to 15% of gross pay to the Plan through salary deferral. The Company contributes 50% of each non-bargaining employee contribution, up to 4% of gross pay. The match for bargaining unit employees was 50% of employee contributions up to 2% for 1994 and 50% of employee contributions up to 3% for 1995. Under the hardship withdrawal provisions of the Plans, participants may withdraw salary deferral amounts while still employed by the Company.

     INVESTMENT OPTIONS - Participants may direct contributions in any of six investment options (four options represent collective investment funds managed by Columbia Trust
     Company).

     - BANK AND GOVERNMENT INVESTMENT FUND - a pooled investment fund which invests in bank investment contracts that are insured by the Federal Deposit Insurance Corporation, government money market funds and short-term direct obligations of the U.S. Government.

     - COMMON STOCK INVESTMENT FUND - a pooled investment fund, which invests principally in equities and equity equivalents (convertible preferred stock, convertible bonds, etc.).

     - FIXED INCOME INVESTMENT FUND - a pooled investment fund which invests in a diversified portfolio of investment-grade fixed income securities.

     - BALANCED INVESTMENT FUND - invests in the Fixed Income Investment Fund, the Common Stock Investment Fund, and the Cash Investment Fund (a pooled investment fund of money market instruments and/or money market funds with maturities of less than one year).

     - COLUMBIA SPECIAL FUND - a publicly-traded mutual fund which invests in securities considered more aggressive than the market as a whole.

     - NORTHWEST NATURAL GAS COMPANY STOCK - Funds are invested in common stock of Northwest Natural Gas Company.

     VESTING - All contributions to participant accounts are fully vested and nonforfeitable at all times.

     PARTICIPANT LOANS - The Plan provides for participant loans under certain guidelines. Participants' loans are repaid through payroll deductions and participants' remaining account balances are used as collateral for the loan. Interest charged on the loans will equal the current U.S. National Bank of Oregon prime rate plus 1%.

     PAYMENT OF BENEFITS - On termination of service due to death, disability, or retirement, a participant may receive the value of his or her account as a lump-sum distribution.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in preparation of the Plan's financial statements.

     BASIS OF ACCOUNTING - The financial statements are prepared using the accrual basis of accounting.

     VALUATION OF INVESTMENTS - Net asset values of the Columbia Trust Company collective investment funds and the Columbia Special Fund are determined by the trustee on a daily basis. Investments in the Company's common stock are valued at the closing price on the last day of the year as quoted on the Nasdaq National Market tier of the Nasdaq Stock Market.

     INVESTMENT TRANSACTIONS AND INVESTMENT INCOME - Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. The cost of securities sold is determined by the average cost method.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform to the 1995 presentation.

3.   TERMINATION PROVISIONS

     In the event of any total or partial termination or discontinuance of the Plan, the accounts of all participants shall remain fully vested and nonforfeitable. The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests.

4.   TRUSTEE FEES AND OTHER EXPENSES

     Certain expenses of administration and servicing of the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by the Company without charge to the Plan. Trustee expenses and investment manager fees are paid by the Plan.

5.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Columbia Trust Company which is the trustee as defined by the Plan. There were purchases of Northwest Natural Gas Company stock during the years ended December 31, 1995 and 1994 of 34,831 shares for $1,081,535 and 33,467 shares for
     $1,065,787, respectively.

6.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated June 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

     During 1995 and 1994, the Plan's investments (including
     investments bought or sold, as well as held during the
     period) appreciated (depreciated) in value as follows:
                                                    1995          1994
                                                    ----          ----
   Columbia Trust Company Collective
    Investment Plan and Trust:
       Fixed Income Investment Fund              $   60,873   $   (8,703)
       Balanced Investment Fund                   1,874,573        8,633
       Bank and Government Investment Fund          201,019      157,957
       Common Stock Investment Fund               2,889,344      111,796
   Columbia Special Fund                            328,656     (109,058)
   Northwest Natural Gas Company Common
    Stock                                           756,551     (882,061)
                                                 ----------   ----------
           Total                                 $6,111,016   $ (721,436)
                                                 ==========   ==========

8. FUND INFORMATION

   Net investment income (loss), elective and rollover
   contributions, employer contributions, and withdrawals are as follows for the years ended December 31, 1995 and 1994:
                                                    1995           1994
                                                    ----           ----
   Net Investment Income (Loss):
       Fixed Income Investment Fund              $   48,666   $   (8,583)
       Balanced Investment Fund                   1,878,121       12,164
       Bank and Government Investment Fund          208,275      159,835
       Common Stock Investment Fund               2,902,374      119,402
       Columbia Special Fund                        765,934       34,154
       Northwest Natural Gas Common Stock         1,141,987     (561,339)
       Participant loans                                  -        4,541
                                                 ----------   ----------
            Total                                $6,945,357   $ (239,826)
                                                 ==========   ==========

   Elective and Rollover Contributions:
       Fixed Income Investment Fund              $   55,129   $   41,405
       Balanced Investment Fund                     890,950      838,410
       Bank and Government Investment Fund          286,261      260,670
       Common Stock Investment Fund               1,119,006    1,021,481
       Columbia Special Fund                        717,222      555,042
       Northwest Natural Gas Common Stock           747,689      790,833
                                                 ----------   ----------
           Total                                 $3,816,257   $3,507,841
                                                 ==========   ==========

   Employer Contributions:
       Fixed Income Investment Fund              $   11,965   $    7,880
       Balanced Investment Fund                     179,216      146,361
       Bank and Government Investment Fund           56,964       43,914
       Common Stock Investment Fund                 212,087      174,792
       Columbia Special Fund                        135,336       96,460
       Northwest Natural Gas Common Stock           160,116      131,933
                                                 ----------   ----------
           Total                                 $  755,684   $  601,340
                                                 ==========   ==========
   Withdrawals:
       Fixed Income Investment Fund              $    7,013   $      365
       Balanced Investment Fund                     419,649      147,588
       Bank and Government Investment Fund          550,705      231,767
       Common Stock Investment Fund                 334,271      289,980
       Columbia Special Fund                         59,984       33,131
       Northwest Natural Gas Common Stock           269,189      197,600
       Participant loans                              2,729        1,818
                                                 ----------   ----------
           Total                                 $1,643,540   $  902,249
                                                 ==========   ==========

9. CONCENTRATION OF RISK

   The Plan's assets consist primarily of financial instruments including cash, the Company's common stock, mutual and collective funds, and participant notes. The financial instruments may subject the Plan to concentrations of risk, as market value of securities are dependent on the ability of the issuer to honor its contractual commitments, and investments in common stock are subject to changes in market values of the stock.

                           * * * * * *



NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- ---------------------------------------------------------------------------
                                              (c)                     (e)
(a)             (b)                        Shares/        (d)       Current
           Identity of Issue                 Units        Cost       Value
           -----------------               --------     -------     -------
* Columbia Trust Company Collective
  Investment Plan and Trust:
     Cash Investment Fund                      9,572  $   12,062   $   12,073
     Fixed Income Investment Fund             64,312     314,548      361,266
     Balanced Investment Fund              1,200,760   6,539,738    9,686,823
     Bank and Government
      Investment Fund                      2,334,982   2,726,349    3,195,003
     Common Stock Investment
      Fund                                 1,122,226   7,567,329   12,694,321
  Columbia Special Fund                      180,087   3,642,827    3,861,067
* Northwest Natural Gas Company
    Common Stock                             225,719   5,872,008    7,448,721
                                                      ----------   ----------
     Subtotal                                         26,674,861   37,259,274

  Participant loans (interest
   rates from 7% - 10%, maturities
   from 1/96 - 8/00)                                     327,285      327,285
                                                     -----------   ----------
  TOTAL INVESTMENTS                                  $27,002,146  $37,586,559
                                                     ===========  ===========


*Represents identification of known party in interest of the plan.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES
YEAR ENDED DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------
                                     Purchases                           Sales
                                     ---------  ------------------------------------------------------------
                                                                                           (h)
                                                                    (f)                  Current
                                                                  Expense               Value of       (i)
                                       (c)        (d)      (e)    Incurred     (g)      Asset on      Net
            (a)/(b)                  Purchase  Selling   Lease     with     Cost of   Transaction    Gain
       Party/Description              Price     Price    Rental Transaction  Asset       Date       or (Loss)
      ------------------             -------   -------   ------ -----------   ------    ---------   ---------
Columbia Trust Company Collective
  Investment Plan and Trust:
     Cash Investment Fund          $  851,616  $872,141  $   -    $   -    $870,997     $872,141   $ 1,144
     Balanced Investment Fund       1,304,590   726,231      -        -     530,304      726,231   195,927
     Bank and Government
      Investment Fund                 701,952   997,096      -        -     869,217      997,096   127,879
     Common Stock Investment Fund   1,687,022   543,791      -        -     366,438      543,791   177,353
  Columbia Special Fund             1,503,792   200,253      -        -     199,378      200,253       875
  Northwest Natural Gas Company
   Common Stock                     1,081,535   286,956      -        -     233,846      286,956    53,110



Note: There were no single reportable transactions for the year ended December 31, 1995.



                        SIGNATURE



The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Northwest Natural Gas Company
Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              NORTHWEST NATURAL GAS COMPANY
                              RETIREMENT K SAVINGS PLAN


                              By    /s/ C. J. Rue
                              ---------------------------
                              C. J. Rue, Chairman,
                              Retirement K Savings Plan
                              Administrative Committee



Date:     June 24, 1996



                               NORTHWEST NATURAL GAS COMPANY

                                       EXHIBIT INDEX
                                            to
                                Annual Report on Form 11-K
                                      For Year Ended
                                     December 31, 1995



                                                       Exhibit
Document                                               Number
- --------                                               -------

Independent Auditors' Consent                            23












